Exhibit 99.2

TORM plc Annual Report 2020
“I am very pleased that our integrated One TORM platform enabled us to deliver a solid EBITDA of USD 272m and a considerable cash return to shareholders totaling USD 71m in dividends during 2020. I am further pleased that our commitment to minimize environmental impact has enabled us to reduce greenhouse gas emissions by 22% since 2008, showing a clear path towards our ambitious target of 40% reduction by 2030.” says Mr. Jacob Meldgaard, Executive Director.
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In 2020, TORM realized an EBITDA of USD 272m (2019: USD 202m). The 2020 profit before tax amounted to USD 90m (2019: USD 167m). The net profit adjusted for non-recurring items was USD 122m (2019: USD 51m) and Adjusted Return on Invested Capital (RoIC) was a very strong 9.3% (2019: 5.2%).

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For the full-year 2020, TORM achieved TCE rates of USD/day 19,800 (2019: USD/day 16,526). In the first half of the year, product tanker rates reached all-time-high levels following the significant market disruption caused by the COVID-19 outbreak and OPEC+ oil price war. In the second half of the year, the product tanker market went into a downturn and together with substantial draws on global oil stocks, the product tanker rates declined as product stocks normalized.

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In 2020, TORM contracted two LR2 newbuildings, purchased two 2010-built MR vessels and sold eight older vessels. The two LR2 newbuildings are scheduled to be delivered in the fourth quarter of 2021 and the first quarter of 2022. One of the 2010-built MR vessels was delivered in 2020 and one was delivered in January 2021. Further, TORM took delivery of four vessels under its newbuilding program in 2020. As of 31 December 2020, TORM’s order book consisted of the two LR2 newbuildings and the remaining 2010-built MR vessel. The total outstanding CAPEX related to the order book, including costs related to the installation of scrubbers, amounted to USD 101m.

The vessel sales cover two LR2s and six MRs for a total consideration of USD 77m. The vessels were delivered to their new owners in 2020 and debt of USD 41m has been repaid. As of 31 December 2020, TORM’s fleet consisted of 64 owned vessels, eight vessels under sale and leaseback agreements, two vessels on order and one second-hand vessel to be delivered to TORM.
In the first quarter of 2021, TORM has entered into an agreement to purchase eight 2007-2012 built MR product tanker vessels for a total cash consideration of USD 82.5m and the issuance of 5.97 million shares. Subject to documentation, TORM has obtained financing of up to USD 94m for the vessels that are scheduled to be delivered to TORM in the second and third quarter of 2021.
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During the COVID-19 pandemic, TORM has fully maintained its excellent operations thanks to the One TORM platform. This is especially due to extraordinary and very professional efforts from our crew members. While crew changes remain an issue due to travel bans and quarantine rules in several countries around the world, TORM has reduced the percentage of crew with overdue employment from approximately 35% in May and June to the current level of 1% of the total crew on board TORM’s vessels. TORM is very satisfied with this achievement and maintains the safety and welfare of seafarers as a key focus area – especially during the COVID-19 pandemic.

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TORM has refinanced debt of USD 602m extending all material debt maturities to 2026 or later. In the first quarter of 2020, TORM closed the refinancing of four term loans and an existing revolving credit facility. The term loans and the revolving credit facility were replaced by two separate term facilities and a new revolving credit facility covering up to USD 496m.

In the fourth quarter, TORM refinanced its existing facility with Danish Ship Finance with a new facility of USD 180m in senior secured debt, covering ten vessels including the two MR vessels purchased in the fourth quarter. In connection with the transaction, five vessels were transferred for refinancing under the Hamburg Commercial Bank facility for USD 35m. Lastly, TORM has obtained financing of USD 12m related to the installation of scrubbers and Ballast Water Treatment Systems on four vessels. Following the refinancing, TORM has extended all material debt maturities until 2026, ensuring only annual scheduled repayments over the term which supports the Company’s financial flexibility.

Announcement no. 4 / 1 March 2021	TORM plc Annual Report 2020	Page 1 of 3

In connection with the refinancing, a CO2 emission-linked pricing mechanism was included in the Danish Ship Finance facility. Accordingly, the pricing is linked to the reductions in CO2 emissions year-on-year, aligning it with TORM’s and the International Maritime Organization’s industry target of a 40% reduction in greenhouse gas emissions by 2030. The key performance indicator and the decarbonization target are consistent with the Poseidon Principles, the global framework by which a number of leading financial institutions assess the climate alignment of their ship finance portfolios. The agreement is TORM’s first loan agreement that includes a CO2 emission-linked price adjustment mechanism.
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As of 31 December 2020, TORM’s available liquidity was USD 268m and consisted of USD 136m in cash and restricted cash and USD 132m in undrawn financing and committed facilities. Undrawn and committed facilities include USD 45m in undrawn working capital facilities, USD 76m of sale and leaseback financing and USD 11m of financing related to the installation of scrubbers and Ballast Water Treatment Systems. Cash and restricted cash and cash equivalents include USD 46m in restricted cash, primarily related to collateral for financial instruments. As of 31 December 2020, the net interest-bearing debt amounted to USD 713m, and the net loan-to-value (LTV) ratio was estimated at 51%.

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TORM has committed to install 50 scrubbers. As of 1 March 2021, TORM has installed 46 scrubbers. The remaining four are expected to be installed in 2021 and in the first quarter of 2022, including the two scrubbers for the LR2 newbuildings.

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Based on broker valuations, the market value of TORM’s fleet, including newbuildings, was USD 1,585m as of 31 December 2020. TORM’s NAV, excluding charter commitments, was estimated at USD 801m, corresponding to a NAV/share of USD 10.8 or DKK 65.3. As of 31 December 2020, TORM’s book equity amounted to USD 1,017m. This corresponds to a book equity/share of USD 13.6 or DKK 82.3.

•	The book value of the fleet was USD 1,723m as of 31 December 2020 excluding outstanding installments on the two LR2 newbuildings and the 2010-built MR vessel of USD 101m.
As of 31 December 2020, TORM performed an impairment test of the recoverable amount of the most significant assets. Based on this review, Management has decided to impair TORM’s two Handysize vessels with a total charge of USD 5.5m. No impairment was recorded for the main fleet covering TORM’s LR2, LR1 and MR vessels, since the value in use is in line with the carrying amount at 31 December 2020.
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At the 2020 AGM, Ms. Annette Malm Justad was appointed as Director of the Company replacing Mr. Torben Janholt. Ms. Justad has more than 20 years of executive experience and has previously served as CEO of Oslo listed Eitzen Maritime Services ASA, amongst other.

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To supplement the Annual Report and TORM’s CSR report, TORM has published its first dedicated ESG Report to provide easy access to data specifically within Environmental, Social and Governance aspects. The ESG Report documents the results of TORM’s efforts within the environment, its commitment to the UN’s Sustainable Development Goals including social and governance aspects, and the targets set for 2030 onwards.

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As of 31 December 2020, 28% of the total earning days in 2021 were covered at USD/day 15,049. As of 23 February 2021, the total coverage for the first quarter of 2021 was 85% at USD/day 12,914. For the individual vessel classes, the coverage was 89% at USD/day 16,506 for LR2, 67% at USD/day 13,430 for LR1, 88% at USD/day 12,355 for MR and 84% at USD/day 6,725 for Handysize.

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TORM made a total shareholder distribution of USD 71m in 2020 covering earnings in the second half of 2019 and the first half of 2020. The majority of the payment was made in September 2020, where TORM paid an ordinary dividend of USD 63m, or USD 0.85 per share. In line with the Company’s Distribution Policy, the payment corresponded to 50% of the net income for the six months ended on 30 June 2020.

The net income for the second half of 2020 was USD -39m and in line with TORM’s Distribution Policy, the Board of Directors has decided to recommend that no dividends be paid for that period.

Announcement no. 4 / 1 March 2021	TORM plc Annual Report 2020	Page 2 of 3

CONFERENCE CALL AND WEBCAST
TORM will be hosting a conference call for investors and financial analysts today at 9:00 am Eastern Time / 3:00 pm Central European Time. If you wish to participate in the call, please dial +45 3272 0417 (or +1 (646) 741 3167 for US connections) at least ten minutes prior to the start of the call to ensure connection and use 3627758 as conference ID. The presentation can be downloaded from https://investors.torm.com.There will be a simultaneous live webcast via TORM’s website https://investors.torm.com. Participants should register on the website approximately ten minutes prior to the start of the webcast.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
Finn Bjarke Petersen, IR, tel.: +45 3917 9225	www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.
SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 4 / 1 March 2021	TORM plc Annual Report 2020	Page 3 of 3